Mantyla MCREYNOLDS  LLC
      The CPA. Never Underestimate The Value.(SM)



April 7, 2005


Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC


Dear Sir/Madam:

We have read the statements included under Item 4 in the Form 8-K dated April 7, 2005, of Rescon Technology Corp., to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein insofar as they relate to our audit for the year ended August 31, 2004, and our reviews of interim financial statements. We are not in a position to agree or disagree with the statements in Item 4 regarding the engagement another CPA or the approval of such engagement by the Board of Directors.

Very truly yours,



Mantyla McReynolds








5872 South 900 East, Suite 250 Salt Lake City, Utah 84121
(801) 269-1818 Fax (801) 266-3481